Filed by: Fuel Systems Solutions, Inc.
pursuant to Rule 425 under
the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Fuel Systems Solutions, Inc.
(Commission File No. 001-32999)
This filing relates to the proposed merger of a subsidiary of Westport Innovations Inc. (“Westport”) with Fuel Systems Solutions Inc. (“FSS”) pursuant to the terms of an Agreement and Plan of Merger, dated as of September 1, 2015 (the “Merger Agreement”), by and among Westport, FSS and Whitehorse Merger Sub Inc. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by FSS on September 2, 2015, and is incorporated by reference into this filing.
DARREN SEED speaking
Vice President, Capital Markets and Communications, Westport Innovations
Thank you and good morning.
Welcome to today’s conference call with Westport and Fuel Systems Solutions. It is being held to coincide with the announcement regarding the intention to merge released earlier this morning. For those who haven’t seen the releases yet, they can be found on Westport’s website at www.westport.com and Fuel Systems Solutions’ website at www.fuelsystemsolutions.com. A PDF for the presentation we are showing today will also be found on these pages. The prepared remarks for the call will also be posted on each of the company websites shortly following this call.
Speaking on behalf of Westport will be Westport’s Chief Executive Officer, David Demers; Westport’s President and Chief Operating Officer, Nancy Gougarty; and Westport’s Chief Financial Officer, Ashoka Achuthan.

WestportTM
Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
Speaking on behalf of Fuel Systems will be Fuel Systems’ Chief Executive Officer, Mariano Costamagna; Fuel Systems’ Interim Chief Operating Officer, Andrea Alghisi; and Fuel Systemss Chief Financial Officer, Pietro Bersani.
Attendance at this call is open to the public and to the media. But for the sake of brevity, we’re restricting questions to analysts and institutional investors as time permits.
As shown on Slide 2 of the presentation, you are reminded that certain statements made in this conference call and our responses to various questions may constitute forward-looking statements within the meaning of U.S. and applicable Canadian securities law and such forward-looking statements are made based on our current expectations and involve certain risks and uncertainties. Actual results may differ materially from those projected in the forward-looking statements. Information contained in this conference call is subject to and qualified in its entirety by information contained on each of the filings and except as required by applicable securities laws, we do not have any intention or obligation to update forward-looking information after this conference call. You’re cautioned not to place undue reliance on any forward-looking statements.
On Slide 3 of this presentation, I would like to draw your attention to the additional disclaimers whereby Westport and Fuel Systems solutions intend to make additional SEC filings regarding the proposed transaction. We urge you to review these filings together with our current SEC filings because they contain important information.
Now, I’ll turn the call over to David Demers.
DAVID DEMERS speaking
Chief Executive Officer, Westport Innovations
Thanks, Darren, and good morning everyone. Thank you for joining representatives from Westport and Fuel Systems Solutions on today’s call. I believe that this is a watershed event in our industry as we jointly announce that our respective companies have entered into a merger agreement to create a single company.

WestportTM
Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
I will take you through some of the highlights and the context of Westport’s strategic plans and I’ll then pass it forward to Mariano to take you through the strategic rationale of the merger from the perspectives of Fuel Systems, followed by Nancy and Andrea to discuss the operational highlights and then finally, by Pietro and Ashoka to discuss the transaction process and financial details.
Let’s begin on Slide 5 where I’ll cover the particulars of the transaction for you. So we go to Slide 5. Let’s get started.
This is a stock for stock transaction in which Fuel Systems’ common shareholders will receive 2.129 Westport shares for each share of Fuel Systems stock that they own. This consideration represents a 10% premium to yesterday’s closing price of Fuel Systems stock and a 23.9% premium to the volume-weighted average price of the last 30 days as of August 31, 2015.
Once the companies are combined, existing Westport shareholders will own approximately 64% of the new company shares and Fuel Systems existing shareholders will own approximately 36%.
We expect the transaction to generate a total of approximately 30 million of annual pretax savings and merger synergies which will be fully realized by calendar year 2018 and to be accretive to Westport earnings in 2016.
The combined company will be called Westport Fuel Systems and be headquartered in Vancouver, Canada. Mariano Costamagna along with two directors, who will be named later, will be nominated by Fuel Systems to Westport’s Board of Directors. They will replace three of our existing directors.
The Westport executive team and I will continue to lead the new company and Mariano will serve in an advisory position of the company’s newly created business unit, with additional titles in the organization to be determined at a later date.
This transaction is subject to the shareholder approvals of both companies to regulatory approvals and to other customary closing conditions. To date, shareholders owning approximately 34% of Fuel Systems and 15% of Westport, of the outstanding shares, have agreed to vote their shares in favor of the merger.

WestportTM
Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
This transaction has been unanimously approved by each company’s board of directors as it represents what we believe is a compelling opportunity for both companies.
Slide 6. The press release and other speakers today are going to provide additional color about the benefits of the merger but I want to spend a moment talking about Westport’s view of this exceptional combination. As we look at Slide 6, the new company is expected to benefit from complementary product solutions and a global footprint with efficient operations and core focus developing next generation technology.
We believe there are several significant benefits of this proposed merger for Westport shareholders including, but not limited to:
First, we’re combining two companies with rich histories of innovation and alternative fuel technologies and solutions with proven track records of manufacturing and selling alternative fuel products into a variety of end markets. Combined, we broaden and diversify our suite of solutions and expand our R&D capability to better serve our customers including OEM partners around the world.
Second, from a strategic point of development perspective, the combined company’s product offerings will span a more comprehensive array of natural gas solutions from passenger cars to heavy duty trucks to locomotives and marine applications and stationary power.
Third, we expect the increased global scale that this merger affords to produce both cost efficiencies and enhance products and applications, ultimately creating value for all of our customers and our shareholders.
Fourth, combination of strong intellectual property positions and prolific development and commercialization efforts will help expand the product pipeline for the industry, preparing us to compete more effectively as our end markets turn around.

WestportTM Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
Fifth, and finally, the transaction marks a milestone in our strategic plans whereby Westport will realize increased sales, significant cost efficiency opportunities while we continue to focus on the development, validation, and launch of our proprietary HPDI 2.0 and enhanced spark ignition technologies.
Now, I’ll turn the call over to Mariano to take you through the strategic rationale of the merger in his perspective. Over to you Mariano.
MARIANO COSTAMAGNA speaking
Chief Executive Officer, Fuel Systems Solutions
Ten months ago, Fuel Systems Solutions Board of Directors formed a Strategic Oversight Committee whose purpose was to advance the company’s strategy priority and drive value for our shareholders. The committee conducted a lengthy strategic evaluation process and determined that this opportunity creates a significant return for our shareholders. Merging with the Westport Innovations accomplishes several objectives:
It preserves and extends the Fuel Systems Solutions suite, leading technologies and asset base, combining these into the new and more comprehensive platform.
It brings together two premier alternative fuel companies, joining our technologies expertise and our long-standing relationship with global OEMs.
It creates a combined company which strengthened economics and leverages our shared focused on improving profitability. It aligns corporate culture both of which are committed to continuous innovation.
Since the form of consideration for the merger in stock-for-stock has enabled to Fuel Systems Solutions shareholders to participate in this new future.
The exchange ratio of this merger represents of 10% premium of Fuel Systems shareholders based on the closing trading price on to Westport’s and Fuel Systems’ shares on August 31st, 2015.

WestportTM Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
Let’s move to the next slide.
As you can see on Slide 8, Fuel Systems is the third and Westport is the seventh largest alternative fuel system solution based on 2014 revenues. Together, we now represent the second largest. Not only will the merger create scale, it’s create a strong platform to grow in all of our addressable market from which, to be shared with our customers.
Combining our business and our brand, increasing our scale and our relevance around the world in all in our end markets and position the resulting company to complete more efficiently and effectively once the market turn healthier.
Westport traditional focus on the major heavy duty, as well as higher horsepower arena, and Fuel Systems significant experience in light- and medium- duty product for alternative industrial application are highly complementary. Combining them results in a powerful, comprehensive offering across the multiple applications, end markets and geographies.
Fuel Systems is confident that we have found the right partner for our customer, suppliers, employees, and shareholders. And we are looking forward to working together to integrate the two companies.
Now, I turn the call over to Nancy Gougarty and Andrea Alghisi to discuss the operational highlights and the transition.
NANCY GOUGARTY speaking
President & Chief Operating Officer, Westport Innovations
Turning to Slide 10, thank you, Mariano. Appreciate the handoff.
I will focus on providing operational highlights and the priorities of the combined companies on Slide 10.

WestportTM Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
As David and Mariano discussed earlier, this complementary industry expertise of Westport and Fuel Systems provides a compelling rationale for the merger. The combined companies’ development efforts will expand passenger cars to heavy duty trucks, to automotive and marine applications, to stationary power. The combined company will have broad global reach and will be able to serve some of the world’s largest and fastest growing markets through a fortified geographic footprint, greater product diversity, and leading distribution network spanning 70 countries.
Turning to Slide 11. The merger will combine 17 brands in the automotive and industrial space and will allow customers and stakeholders to benefit from the consolidation of technology and the expansion of product portfolio, OEM relations and a global distribution network.
Fuel Systems brings many brands such as BRC Gas Equipment which designs and manufactures CNG and LPG automotive components and systems as well as reputable IMPCO Automotiv, which has dedicated bi-fuel and mono-fuel systems in North America markets. Other brands in the Fuel Systems’ portfolio include Zavoli, GFI Control Systems, TA Gas Technology amongst others. In the industrial side, Fuel Systems’ IMPCO brand is recognized around the world.
Westport brings leading edge leadership in bi-uel and dedicated CNG and LPG trucks for Ford through Westport WiNG. In addition to the strength of our fuel system automotive components, in EMER and OMVL and Valtek as well as Westport Parts and Service and Westport’s iCEPACK. Additionally, Westport proprietary HPDI technology will continue to be a strategic focus in the combined company.
I will now turn the call over to Andrea who will further comment on our operational highlights of the merger.
ANDREA ALGHISI speaking
Chief Operating Officer, Fuel Systems Solutions
Thank you, Nancy.

WestportTM
Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
So, turning to Slide 12. Both companies bring long-standing vital relationship with several key global OEMs. Fuel Systems brings relationships with automotive companies such as General Motors Company, Ford Motor Company, Nissan Motor Company, Kia Motors Company, Subaru Fuji Industries and Mitsubishi Group amongst others as well as relationships with industrial companies such as Caterpillar, Linde, CombiLift, and Clark among others.
Westport has key relationships with complementary global OEMs including but are not limited to Volvo Car Group, Volkswagen, Fiat Chrysler Automobiles, Tata Motors, GAZ Group, PACCAR, Daimler AG, Weichai, Cummins, Ford, and Volvo AB among others.
The combined customer base and communities will be served with an outstanding asset base and state-of-the-art facilities strategically located across five continents.
Moving to Slide 13. We expect each company’s proven track record of product development will strengthen a result of the combination and benefit from capital efficient and optimized research and development programs. The combined company will create a stronger innovation platform to invest and develop new products and newer technologies, and will be positioned to fuel future growth better than either company on a standalone basis.
The combined company would have filed over 500 patents in CNG/LNG/LPG parts and systems worldwide. This combination of a strong intellectual property position, prolific development, and commercialization efforts will help expand the product pipeline for the industry.
Let’s move now to Slide 14. So, from a management standpoint, the company will operate under the name Westport Fuel Systems and will be headquartered in Vancouver, Canada, with a new business unit called Fuel Systems Automotive and Industrial Group. This new unit will represent the combination of Fuel Systems with Westport operations, with its automotive division headquartered in Cherasco, Italy, and its industrial division headquartered in Santa Ana, California.
Mr. David Demers and the rest of the Westport executive team will lead the combined company. Mr. Mariano Costamagna who is retiring as CEO of Fuel Systems, will serve in a senior advisory position of the company’s new business unit with additional titles in the organization to be determined at a later date.

WestportTM
Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
Top talent across the combined organization will be evaluated and retained based on the organization’s new structure.
Three individuals selected by Fuel Systems including Mariano Costamagna and two directors to be confirmed will be nominated for addition to the company’s Board of Directors. As Westport’s Board of Directors will remain the same size, three current directors of Westport are expected to be replaced by the new Fuel Systems directors.
I’ll now turn the call over to Pietro Bersani and Ashoka Achuthan to dicuss our financial highlights of the merger.
PIETRO BERSANI speaking
Chief Financial Officer, Fuel Systems Solutions
Thank you, Andrea. I will be providing you with the transaction details and Ashoka will discuss the financial highlights of the merger agreement for the proposed merger of Westport with Fuel Systems. Let’s now move on to Slide 16.
As David mentioned, under the terms of the merger, Westport and Fuel Systems will merge with Westport acquiring all of the outstanding shares of Fuel Systems common stock in a stock-for-stock transaction. Westport will create a merger subsidiary into which Fuel Systems will be merged. Fuel Systems shareholders will receive 2.129 Westport shares for each share of Fuel Systems common stock they own at closing. Based on the closing stock price on August 31st, 2015, the merger will create a combined company with an equity value of $351 million. The transaction has been unanimously approved by the board of directors of both companies. Following the closing, existing Westport shareholders will own approximately 64% of the combined company and Fuel Systems shareholders, 36% of the combined company.
Now, let’s move on to Slide 17.
The transaction is subject to regulatory approvals, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act and other customary closing conditions noted on the slide.

WestportTM
Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
In addition, the transaction will be subject to the required approval of both Fuel Systems’ and Westport‘s shareholders, which each company will seek. The transaction must be approved by a simple majority; 50% plus one of both of cast present in person or by proxy by the Westport shareholders and by Fuel Systems stockholders, holding a majority of the outstanding shares of Fuel Systems common stock. Subject to the satisfaction of closing conditions and receipt of required approvals, the companies anticipate closing the transaction in the fourth question of 2015. Westport and Fuel Systems will operate as separate companies until that time.
In terms of the timing of next steps, Westport and Fuel Systems will each provide their respective proxies as they relate to the transactions in advance of the respective special shareholders meeting. The Westport shareholder meeting is being held in order to approve the issuance of Westport shares in connection with the transaction and to approve the name change of Westport. The Fuel Systems shareholder meeting is being held in order to approve the merger. Upon receipt of all the approvals, we expect to close the merger in Q4 2015.
Shareholders can vote in person as their respective meeting or by signing and returning their formal proxy by mail in a self-addressed envelope provided, or by fax to the number indicated in the form or online at the website indicated on the form.
Now, I will turn the call over to Ashoka Achuthan.
ASHOKA ACHUTHAN speaking
Chief Financial Officer, Westport Innovations
Thank you, Pietro. Good afternoon, everyone.
On Slide 19, I will walk you through the transactions significant financial positive impacts.
We expect the merger to be accretive to Westport’s earnings per share in 2016, excluding one-time costs, and to ramp to a total of approximately $30 million of annual pre-tax savings and merger synergies fully realized by calendar year 2018. The components of these benefits are:

WestportTM
Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
First, through the fuel systems restructuring problem which is already underway, we expect to realize approximately $15 million in annualized benefit in 2016 and beyond.
Second, through the Westport initiatives to reach positive adjusted EBITDA target by mid-2016.
And third, through a combination of reductions in corporate management costs, manufacturing costs and operating expense savings, we expect to generate an additional $15 million in merger synergies as a result of the combination beginning in 2016 and fully realized by 2018.
These benefits solidify Westport’s continuing initiatives to reach adjusted EBITDA positive by mid-2016.
For the yearend at December 31st 2015, both Westport and Fuel Systems are reiterating their respective revenue outlooks. Westport expects consolidated revenue to be between $110 million and $125 million for the year, while Fuel Systems expects consolidated revenue to be in the range of $270 and $280 billion for the year, resulting in a combined revenue outlook for both companies of $380 to $405 for the year ending December 31st, 2015.
On a pro forma basis, the combined company had approximately $117 million in cash and short-term investments as of June 30, 2015.
Let’s move to Slide 20. In closing, both the executive teams and board of directors of Fuel Systems and Westport believe the merger we announced today is compelling. It creates a premier alternative fuel vehicle and engine company by combining complimentary technologies, development focus, customers and product mix. It also creates global scale, building a foundation for future growth as markets improve. Its structure is a stock-for-stock consideration. The exchange ratio of 10% premium to yesterday’s closing price and 23.9% premium to the volume-weighted average price of the past 30 days as of August 31st, 2015. To date, shareholders owning approximately 34% of Fuel Systems and 15% of Westport outstanding shares has agreed to vote their shares in favor of the merger. The combination should generate $30 million in annual pre-tax savings and merger synergies and fully realized by calendar year 2018. The transaction has been unanimously approved by all board of directors and pending shareholder and regulatory approvals, is expected to close in the fourth quarter of 2015.

WestportTM
Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
With a strong revenue base to build on, significant synergy opportunities, a strengthened balance sheet and enhanced liquidity, and positive effects on adjusted EBITDA, we believe the combined entity will be a premier alternative fuel company and as such will be well positioned for continued investment and long-term finance stability.
We have created web pages for the merger on both Westport’s and Fuel Systems’ websites. If you would like further information on the transaction, please visit the merger websites web pages at www.westport.com/merger for Westport and the website as listed in the press release for Fuel Systems Solutions.
With that, I will now pass the call to the operator for Q&A.
Operator
(Operator instructions)
Our first question comes from the line of Laurence Alexander with Jefferies, your line is now open. Please go ahead.
Jeff for Laurence Alexander – Jefferies
Hi. This is Jeff on for Laurence. Given the size of the combined entity and two-year time line, I guess I would have expected a larger cost savings and synergy target. Can you elaborate more on the tranches you expect, and the timing for each of those?
Ashoka Achuthan – Westport Innovations– Chief Financial Officer
Yes. As you know, both companies have ongoing programs. Fuel Systems has their restructuring programs in process and, as I’ve mentioned, we expect that to contribute $15 million, an annualized number of $15 million, beginning 2016. We have our ongoing cost reduction initiatives, which are what drives us to our adjusted EBITDA target by the middle

WestportTM
Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
of next year, 2016. And at this point, given what we know about the opportunities of the combined entities, we are estimating another $15 million in synergies which will be fully achieved on an annualized basis by 2018.
Jeff for Laurence Alexander – Jefferies
Great. Thanks, Ashoka. And then if I can ask another, how does this affect the divestitures that are expected for Westport through the end of the year and are there any overlaps of the combined business that may have to be looked at for you to get appropriate approvals?
Ashoka Achuthan – Westport Innovations – Chief Financial Officer
No, at this point, we are on track with the non-core asset sales we referred to in our earnings call a few weeks ago and there is no overlap between those actions and this transaction.
Jeff for Laurence Alexander – Jefferies
Great. Thank you.
Operator
Our next question comes from the line of Rob Brown with Lake Street Capital Markets. Your line is now open.
Rob Brown – Lake Street Capital Markets
Hi, good morning. I just want to get a sense - as you look at the two combined businesses, sort of, how do you see the long-term financial model here? Any sense of what’s your, sort of, natural EBITDA margin should be, and, sort of, how do you trade-off the licensing model versus a, sort of, manufacturing model? How do you look at that now, with the combined business?

WestportTM
Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
Ashoka Achuthan – Westport Innovations – Chief Financial Officer
Let me take that. You know, I mean, the combined business, makes perfect sense in terms of our consolidation of our manufacturing operations in Italy, for instance. I mean, we expect to run this combined business as an automotive and industrial business standing alone which includes both the Westport ongoing operations as we have them today and the Fuel Systems automotive and industrial business as it exist today as well.
We will continue to offer our engineering and development programs as we’ve always done, focusing on our HDPI 2.0 development validation and launch, and we expect that that will continue to go on independent of the consolidation and growth in our operating businesses - in our combined operating businesses.
Darren Seed – Westport Innovations – VP, Capital Markets & Communications
Is there anything, Pietro, that you wanted to add to the financial side?
Pietro Bersani – Fuel Systems Solutions – Chief Financial Officer
No, I mean, what Ashoka just drew to Rob’s attention is absolutely correct. And if you combine, you know, with what you have been saying over the last two earnings call in terms of what the scenario that we are to deal with. And what a compelling story coming out not only from our product application but a strong positive factor from a geographic diversification, it seems that the combined company is very well positioned, Rob, to really gain traction by this combined and complementary product offering.
So, to me the way to look at the increase, is in the possibility in terms of other expansion of the key financials over the next years.

WestportTM
Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
Rob Brown – Lake Street Capital Markets
Okay. Great. Thank you for your comments there. And then I just wanted to confirm on the - there’s nothing about this merger that creates any problems with your Cummins arrangement. Is that correct?
Pietro Bersani – Fuel Systems Solutions – Chief Financial Officer
Absolutely.
Rob Brown – Lake Street Capital Markets
Okay. Thank you. I’ll turn it over.
Operator
Thank you. Our next question comes from the line of Eric Stein with Craig Hallum. Your line is now open. Please go ahead.
Eric Stein – Lake Street Capital Markets
Good morning, everyone. I just wanted, you know, to make sure I am clear or just double check, so, I mean, what the structure’s going to look like going forward? So is everything going to be combined into that -- the new Fuel Systems automotive and industrial segment or are you still going to have a separate segment that is the development business, the HPDI business, the heavy-duty business? How should I think about that?
Nancy Gougarty – Westport Innovations – President & Chief Operating Officer
Yes. I would get -- I mean, I would say that at this point in time, we’re suggesting two. I would - I’ll leave it up to Darren and some of the others relative to how - how we’re actually going to break it up. But I would think it’s going to be two reporting sectors. One, which would be the Engineering Service Group, and one that would be the Westport Fuel Systems Automotive and Industrial Group.

WestportTM
Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
Eric Stein – Lake Street Capital Markets
Okay. And then maybe just turning to -- on the R&D side, you know, just some of the synergies, maybe you can just talk about some areas, whether it is direct injection, or other places where you think that this combination, you know, accelerates the market progress that you are making currently?
Nancy Gougarty – Westport Innovations – President & Chief Operating Officer
Mariano, maybe, that’s the one that you could start with and then we’ll - we’ll add on to.
Mariano Costamagna – Fuel Systems Solutions – Chief Executive Officer
Of course, there is a lot, let’s say, synergies that we can add because both companies do the same job in the same area, in the same situation and joins our team of expertise and our team of - in our technologies, we can create very good product, new product, attractive, also the existing market. Regarding also direct injection and also port injection that we are leading in this moment, also let’s say, presence in the different geographies.
Nancy Gougarty – Westport Innovations – President & Chief Operating Officer
I would just add on a couple items with - we’re quite impressed with the capabilities that Fuel Systems have in terms of their controls and their electronics capability and as well as in the industrial fields. They really are a leader and have a variety of different products that are quite nice portfolio adds and we believe will really help compliment the product portfolios that we have. And so, we would expect to see a significant synergy both on the automotive side as well as on the industrial side as we try to serve those markets collectively under the new company.
Mariano Costamagna – Fuel Systems Solutions – Chief Executive Officer
As we said, we are complementary company and not a lot of overlapping and this is to help also us grow and to be a really the leaders in the market.
Andrea Alghisi – Fuel Systems Solutions – Chief Financial Officer

WestportTM
Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
Yes. And Andrea speaking. Just to add with what Mariano and Nancy already said, basically, we already started reasoning on the, let’s say, the combined synergies from a product development point-of-view and as mentioned, Mariano had pointed out, the combined entity will have really a complete product range portfolio and the challenge and the opportunity in the future is to be more and more focalized - focused on the OEM on one side and on the aftermarket on the other side, which are two different channels with different customers that are requiring different technique aspects from the product. So, this is what we want to enhance. Obviously, on one end, serving better the customer but on the other end, getting the synergies on developing the same product on a modular basis together.
Eric Stein – Lake Street Capital Markets
okay. Thank you.
Operator
Thank you. Our next question comes from the line of Jerry Revich from Goldman Sachs. Your line is now open. Please go ahead.
Jerry Revich – Goldman Sachs
Hi, good morning.
David Demers – Westport Innovations – Chief Executive Officer
Good morning, Jerry.

WestportTM
Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
Jerry Revich – Goldman Sachs
I’m wondering if you folks could flesh out for us on the automotive side, what proportion of your sales for both companies automotive offerings are complementary products versus competitive products? Can you just help us get a broad sense, and then touch on the distribution synergy opportunity of offering any integrated products? Can you step is through those pieces, please?
Nancy Gougarty – Westport Innovations – President & Chief Operating Officer
Let me make a go with this and then I know that Mariano can and the Fuel Systems group can go. As you know that in the Westport family, we have EMER and in our EMER organization, we are very, very OEM-oriented. So, I would say that, you know, from that aspect that, that there is around that business, a significant amount of sales that we have on the OEM side. I’m not sure that I’m prepared to give exactly dollar values but as we’ve looked at the business, we see that on the automotive side that we’re going to have an OEM focus and then we’re going to have an aftermarket focus.
I would say on the combined entities, it’s going to be a bit heavier on the aftermarket side and it’s going to be on the OE side. But, we see that this is where we complement each other because of the fact of, we had a bigger portion of our business that was oriented and has a bigger portion of our business that was OE oriented and they had a bigger portion of their business that was aftermarket oriented.
But, Mariano, perhaps you can provide further clarity.
Mariano Costamagna – Fuel Systems Solutions – Chief Executive Officer
Yes. You’re right. Both companies have specialized in different components, different, let’s say, end market and, well, Andrea, why you don’t get more color on this side.

WestportTM
Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
Andrea Alghisi – Fuel Systems Solutions – Chief Financial Officer
As Nancy was mentioning, if we take the Fuel Systems Solutions business today, we currently have two thirds of the revenues on the automotive side with automotive clients and one third with industrial clients.
As Nancy mentioned, speaking about the automotive business here as the EMER brand, so the Westport, let’s say, area, has been more focused on the OEM channel, the Fuel Systems Solution’s automotive division is really probably the worldwide leader in the aftermarket channel. Even though we are also, you know, selling products to the OEMs.
So, the two combined businesses, in terms of automotive clients, were really be complementary in terms of serving both OEMs and aftermarket all over the world.
From the industrial point of view, obviously, as I’ve said, one third of our business is with industrial clients meaning several applications like stationary, mobile, and marine as well as heavy duty, we — you all know that with the final products, the finished product which is the APUs, the auxiliary power unit for the heavy duty clients.
And on this side, probably you, Nancy, can tell better than myself you do for the industrial clients.
Nancy Gougarty – Westport Innovations – President & Chief Operating Officer
Yes. I would say that, you know, for the industrial and what we call the operations business which is really, what we’re - where we see the combined - I would say, certainly, IMPCO’s position in the market is pretty dominant and though we have some complementary products, we see that we will be able to combine our portfolios and be able to serve the markets better. But I think that, we think that in the, I’ll say, off road heavy duty space, Westport does have quite the products that we continue to plan to serve into that market that would complement the portfolio of both company.

WestportTM
Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
Jerry Revich – Goldman Sachs
Okay. Thank you. And then from a regulatory standpoint, it sounds like you are looking for a pretty quick review here. Can you just talk about what jurisdictions are going to be the most significant ones? I would imagine that is Europe, but maybe you could correct me on that. And then, just touch on what gives you confidence that there won’t be meaningful parts of the businesses that are viewed as overlapping, from a market share standpoint by the regulators?
Mariano Costamagna – Fuel Systems Solutions – Chief Executive Officer
I mean, we are pretty much confident about the process and, you know, what could be the expected outcome. You know, that when it comes to this - to this process, they’re really about, you know, SEC, antitrust, and the other customary regulator approvals. We are not concerned in that respect and we believe that they will certainly be in the position, you know, to respect the timeline that we mentioned which is that you’re expecting to be at least done by the end of the year.
This is nothing really - no matter of concern - nothing that we have to think about in this respect
Jerry Revich – Goldman Sachs
okay. Is there any break-up fee? Can you just calibrate us on that part of the transaction?
Darren Seed – Westport Innovations – VP, Capital Markets & Communications
Well, I think well, we’re just seeing if it’s in public documents. We’ll have to go to the public documents, Jerry. But I don’t think they’re exposed at this - at this time.

WestportTM
Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
Jerry Revich – Goldman Sachs
Okay. Thank you.
Operator
Thank you. (Operator instructions).
Our next question comes from the line of John Quealy with Canaccord Genuity. Your line is now open. Please go ahead.
John Quealy – Canaccord Genuity
Good morning and good afternoon folks. Congratulations on what seems to be a big deal. So I guess, first biggest question, and I apologize — I jumped on late if you talked about this. Why we are doing this deal now, just from a macro perspective, nat gas and oil where it is? Both of the companies have pretty solid plans on cost savings and visibility, so I’m just wondering just the timing. I know Fuel Systems had maybe a little bit more of a strategic push into doing something. But for the most part, why are we doing this now, and not letting these entities operate for the next year or two alone?

WestportTM
Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
David Demers – Westport Innovations – Chief Executive Officer
Looks like I’ll jump in and try that one. I think the timing is - the timing of the market is — times like this that, I think, everybody is looking at the future. We’ve talked for some years at Westport about the maturation, let’s say, of this industry which grew up as a collection primarily of conversions and aftermarkets and government incentive driven projects around the world.
And then it’s turned in to a real industry and the OEMs are starting to develop, you know, genuine products and the technologies are getting much more challenging and continuing, to meet the environmental expectations about of OEM vehicles is more challenging.
So, it really makes sense for the leaders of the industry, Fuel Systems and Westport, to combine their forces, in light of what we believe is still going to be a very rapidly growing market around the world. We’re going to need more scale to meet the expectations of our customers to continue to drive innovation, continue to drive cost improvement. So, I think we’re in for an era where we’re going to have to start to see very conventional price performance improvement, technology evolution very quickly, and rapid improvement on efficiencies and logistics.
So, I think, this makes a bunch of sense. We’ve been going through strategic discussions with a number of players. As you know, Fuel Systems has run a formal process for some time and both board of directors, I think, are quite enthusiastic about the potential value for our shareholders and our customers as we combine these two great companies and, we’ve got some work to do to get them combined but I’ve got no doubt that the next few years will be really exciting for the teams as we push ahead.
So, that’s it basically and we will, obviously, have to get in to more detail over the next few months. But, for now, I think it looks very bright.
Darren Seed – Westport Innovations – VP, Capital Markets & Communications

WestportTM
Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
And, John, we’ll probably push this over to Fuel Systems to talk about - there was actually a public process and Mariano mentioned a strategic process that Fuel Systems entered into, I guess, earlier this year. So, I’ll let Fuel Systems talk about that process but also on timing got us to where we are today.
Pietro Bersani – Fuel Systems Solutions – Chief Financial Officer
Yes. Certainly. And this is Pietro. We had been keeping, you know, this trick in the market up to speed in terms of what the process we were going through was, I think that it was clear to Wall Street that the Strategic Oversight Committee was exploring and analyzing in order to detect and select better alternatives in order to increase shareholder value.
So, it has been certainly a time-consuming process but if you look at the result and the subject matter we are talking about today, we all agree that there’s certainly an excellent outcome because of the terrific potentiality for upside from this combined company.
So, we are happy to announce today together what we have accomplished. We are aware, of course, about the challenges that, you know, typical post merge integration kind of situation that would imply but we believe this is the right time to do this process and, again, I think in particular, with the Strategic Oversight Committee as well as the Board of Directors has detected this is the best option is certainly something that is very well promising.
John Quealy – Canaccord Genuity
Guys, thank you for those answers. And just as a follow-up, did you discuss how much investment or expense you’re going to have to take as a result of these one-timers to get that $30 million run rate? Again, Pietro, I know you’re done with a lot of it already, but can just on a consolidated level post close, what sort of cash outflow we have in 2016 to effectuate these changes? Thanks, guys, and good luck. Nice job.

WestportTM
Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
Ashoka Achuthan – Westport Innovations – Chief Financial Officer
Thank you. You know, we haven’t disclosed the one-time cost. But clearly, there are one-time costs and they will primarily be incurred in 2016 and to a small extent in 2017. But I don’t think we have formally disclosed that number.
Darren Seed – Westport Innovations – VP, Capital Markets & Communications
All right. So, I guess, I will take this over. As Ashoka mentioned, we have created web pages on our respective websites where you can find additional information as it becomes available and I’d like to thank everyone for your attention today and attendance on this conference call and please follow up with the respective companies if you have any questions.
Operator
Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program and you may all disconnect. Everyone have a great day.
Additional Information and Where To Find It
Westport will file with the SEC a registration statement on Form F-4, which will include the proxy statement of Fuel Systems that also constitutes a prospectus (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WESTPORT, FUEL SYSTEMS, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Westport Investor Relations at 1-604-718-2046 or invest@westport.com (for documents filed with the SEC by Westport) or Fuel Systems Investor Relations advisor, LHA, at 1-415-433-3777 or fuel@lhai.com (for documents filed with the SEC by Fuel Systems).

WestportTM
Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
Participants in the Solicitation
Westport, Fuel Systems and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Fuel Systems in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Fuel Systems in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Westport’s directors and executive officers is contained in Westport’s Annual Report on Form 40-F for the year ended December 31, 2014, as amended, and its Management Information Circular, dated March 11, 2015, which is filed with, in the case of the Annual Report on Form 40-F, and furnished to, in the case of the Management Information Circular, the SEC and can be obtained free of charge from the sources indicated above. Information regarding Fuel System’s directors and executive officers is contained in Fuel System’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated April 14, 2015, each of which are filed with the SEC and can be obtained free of charge from the sources indicated above.
Non-GAAP Financial Measures
This communication may contain certain non-GAAP financial measures, which management believes are useful to investors and others in evaluating business combinations. Further detail and reconciliations between the non-GAAP financial measures and the GAAP financial measures are available in the most recent press releases of Westport and Fuel Systems concerning quarterly financial results, furnished to the SEC on Form 6-K.
Cautionary Note Regarding Forward Looking Statements
This communication contains forward-looking statements, including statements regarding the anticipated timing for and ultimate completion of the merger, result, timing and financial metrics associated with Westport’s and Fuel Systems’ combined operating business units and consolidated business, revenue and cash usage expectations, the effect of the proposed reorganization and restructuring of our business, continued research and development investment, future of our development programs, timing for launch, delivery and completion of milestones related to the products referenced herein, Westport’s and Fuel Systems’ expected actions and results relating to the key components of its strategy in 2015 and to the integration of Westport’s and Fuel Systems’ businesses, future sales of assets and the benefits therefrom, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport’s and Fuel Systems’ products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as the combined company’s management’s response to any of the aforementioned factors. These statements are neither

WestportTM
Conference Call Transcript
WPRT & FSYS Intention to Merge: Sept 1, 2015
promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements and ability to complete the proposed merger to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies, regulation and approvals, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in Westport’s Annual Report on Form 40-F for the year-ended December 31, 2014, as amended ,and Fuel System’s Annual Report on Form 10-K for the year ended December 31, 2014, and other filings made by the companies with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Each of Westport and Fuel Systems disclaims any obligation to publicly update or revise such statements to reflect any change in their expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this presentation are not incorporated by reference herein.
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.